Filed by Oplink Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Oplink Communications, Inc.
Commission File No. 333-85906

Fred Fromm, President & CEO

OPLINK COMMUNICATIONS

Lighting the way...

...to the All-Optical Network

Safe Harbor Statement

The statements in this presentation relating to projected market sizes, the anticipated benefits of the proposed merger between Oplink Communications and Avanex Corporation, as well as demand for products produced by Oplink (and Avanex) and its respective customers and other statements referring to future events under the portion of this presentation entitled "Oplink's Strategy for Success," "Highlights of Merger" and elsewhere in this presentation are forward-looking statements. These statements are based upon third-party sources that Oplink believes to be reliable, as well as internal forecasts by Oplink based upon assumptions as of the date of this presentation, which is **[April 23, 2002].** Actual results may materially differ due to a number of risks and uncertainties, including without limitation, the widespread downturns in the overall economy in the United States and other parts of the world and the telecommunications industry, sudden reductions in customer orders, the difficulties associated with transitioning our manufacturing operations to China, the challenge to effectively manage our inventory levels and operating expenses during periods of weakening demand, and the amount and timing of synergies that may be achieved in connection with the proposed merger with Avanex. For further information regarding risks that Oplink faces, please review the section entitled "Risk Factors" in Oplink's SEC filings, including Oplink's annual report filed on Form 10-K for the fiscal year ended June 30, 2001, Form 10-Q for the quarter ended December 31, 2001 and the Registration Statement on Form S-4 filed on April 9, 2002 by Avanex Corporation in connection with the proposed merger.

The foregoing information represents Oplink's outlook only as of the date of this press release, and Oplink undertakes no obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

OPLINK COMMUNICATIONS

Oplink Communications

A Leading Supplier of High-Performance Optical Technologies

Lighting the Way to the

All-Optical Network

OPLINK COMMUNICATIONS

Addressing All Market Segments



ULTRA-LONG HAUL/
LONG HAUL
IP / ATM / SONET / SDH
UNDERSEA
IP / ATM / SONET / SDH
METRO
IP / ATM / SONET / SDH
Enterprise
LAN's
Industrial/Residential
ACCESS

Broad Product Offerings

Bandwidth Creation | **Bandwidth Management**

Multiplexing (DWDM)

Amplification (EDFA, Raman)

Switching, Routing
Performance Monitoring
Protection



- 50 GHz DWDM
- 100 GHz DWDM
- 200 GHz DWDM
- DWDM Interleavers 100/50/25 GHz
- Band Separators
- FBG
- Post-Filters
- Wavelength Lockers

- Isolators
- Couplers
- WDM
- Variable Optical Attenuator (VOA)
- Gain Flattening Filters (GFF)
- Polarization Maintaining Beam Combiners
- WDM Combiners
- Hybrids

- Switches
- Circulators
- 100 GHz OADM
- 200 GHz OADM
- Programmable OADM
- Performance Monitoring Modules
- Wavelength Protection Modules

OPLINK COMMUNICATIONS

Custom Modules & Subsystems *



Bandwidth Creation
Multiplexing
(DWDM)
Amplification
(EDFA, Raman)
Bandwidth Management
Switching, Routing
X

- Band WDM
- Coarse WDM
- Fixed OADM

- Single-Channel Amplifier
- Narrow-band Amplifier
- Gain Block

- Reconfigurable Optical Add/Drop Module (ROADM)
- Coarse WDM
- Fixed OADM

*** Competitive Advantage**

OPLINK COMMUNICATIONS

Top-Tier Customer Base

agere systems

ALCATEL

Lucent Technologies

CORNING

Cisco Systems

NORTEL NETWORKS

LuxN

NEC

HUAWEI

JDS Uniphase

SIEMENS

ADVA

SYCAMORE NETWORKS

HITACHI

SDL

Marconi

FUJITSU

Scientific Atlanta

FURUKAWA ELECTRIC

HIGHWAVE

tellabs

OPLINK COMMUNICATIONS

Oplink's Strategy for Success

Fiber *is* ..*The* long-term solution

- **Offer broad product set for all market segments**
- **Act as strategic partner**
- **Capitalize on top tier customer base**
- **Increase off-shore manufacturing strength**
- **Enhance experienced management team**
- **Align cost structure with revenue opportunity**

OPLINK COMMUNICATIONS

Highlights of Merger

OPLINK COMMUNICATIONS

- Broad product line
- Strong components tech
- Strategic OEM customer base
- Cash
- Off-shore manufacturing

AVANEX

- Strong subsystems expertise
- Next-generation technologies
- Top-tier customer base
- Strong R&D capabilities

Combined Company

- ☑ Broader, more vertically integrated products
- ☑ Clear #2 passive supplier
- ☑ Higher-value customer base
- ☑ Platform for diversification
- ☑ Best in class scalable, off-shore mfg
- ☑ Cost-effective operations
- ☑ Bal sheet strength for future growth

OPLINK COMMUNICATIONS

Leadership (post-merger)

Management

- Paul Engle, CEO (CEO, Avanex)
- Bruce Horn, CFO (CFO, Oplink)
- Simon Cao, CTO (CTO, Avanex)
- Others, to be announced

Board

- Paul Engle, Co-Chairman
- Joe Liu, Co-chairman (Chairman, Oplink)
- Fred Fromm (CEO, Oplink)
- Others, to be announced

Efficient Worldwide Manufacturing



Sq. Ft. (000's)
1200
1000
800
600
400
200
0
CY98
CY99
CY00
CY01
U.S.
China
San Jose
R&D/Samples
Shanghai
Filters, crystals
Materials, subassemblies
Zhuhai
Volume product
manufacturing
ISO 9000:2000
Compliant

Cost Leadership through ...



Automation Advances
Material Management / Vertical Integration
Continuous Improvement
Process Improvements
Manufacturing Cost Improvements
Product Design Innovations

OPLINK COMMUNICATIONS

A Leader in Process Automation


Zhuhai, China


Shanghai, China

Process Improvement Programs

- Process Automation
- Production Automation
- Test Automation
- Production Control and QC
- Worldwide Logistics

OPLINK COMMUNICATIONS

Oplink Technology and Mfg Focus

- Focus on Tunable, Dynamic, Reconfigurable
  - Switches, MEMs, Tunable Lasers
  - Tunable Passives, filters, Dispersion Compensation
- Shift manufacturing to lower cost
  - Asia Pacific, automation
  - Simpler manufacturing processes
  - Standards
- More modules, more integration (hybrids, monolithic)
- More Speed, More Wavelengths
- Metro and Enterprise markets, SAN, parallel optics, VCSELs

OPLINK COMMUNICATIONS

Partner Program

Accelerate time to market for best of breed technologies


OEM Customers
Packaging Expertise
Manufacturing Expertise
Design Expertise
Avanex/Oplink Technology
New Technologies
New Technologies
New Technologies

OPLINK COMMUNICATIONS

Financial Review

Fiber..*The* Broadband Solution


ULTRA-LONG HAUL/
LONG HAUL
IP / ATM / SONET / SDH
IP / ATM / SONET / SDH
METRO
IP / ATM / SONET / SDH
Enterprise
LAN's
Industrial/Residential
ACCESS

Fiber Optics Market Drivers

Network Drivers
- Complex Applications
- End-to-end Connectivity
- Cost / ROI for Operators



Equipment Drivers
- Cost/Performance
- Functionality
- Flexibility

Component Drivers
- Technological Innovation
  - Tunability
  - Density
  - Dispersion Compensation
- One-stop Shopping
  - Strategic Supplier
- High-Volume / Low Cost

OPLINK COMMUNICATIONS

History of Revenue Growth



Oplink
Avanex
($million)
$300
$200
$100
$0
FY 1999
FY 2000
FY 2001

Historical Market Share



Revenues- December 2001 ***
JDSU*
OPLK
AVNX
New Focus**
AFOP
Private Co. 1
Private Co. 2
($million)
$150
$100
$50
$0

* assumes 50% of revenue from passives

** assumes 20% of revenue from passives

*** based on Oplink estimates and Multex

OPLINK COMMUNICATIONS

Market Share Opportunity



Revenues- December 2001 ***
JDSU*
AVNX/OPLK
New Focus**
AFOP
Private Co. 1
Private Co. 2
($million)
$150
$100
$50
$0

* assumes 50% of revenue from passives

** assumes 20% of revenue from passives

*** based on Oplink estimates and Multex

OPLINK COMMUNICATIONS

Aligning Costs with Revenue



Oplink Revenue
Oplink Cash Burn
($million)
$60
$40
$20
$0
-$20
-$40
$43.2
-$26.8
$36.0
-$30.1
$20.3
-$18.1
$10.0
-$7.0
$10.6
-$6.7
$9.6
-$1.4
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02

OPLINK COMMUNICATIONS

Financial Sustainability

Balance Sheets at December 31, 2001

	Oplink	Avanex
Cash/Investments	$232.7	$202.1
Accounts receivable	9.5	3.2
Inventory	8.4	3.7
Other assets	4.3	.9
	255.9	209.9
Property & equip	65.6	109.1
Other assets	1.8	.6
	$323.3	$319.6
Accounts payable	$9.3	$5.6
Accrued liabilities	24.3	38.7
	33.6	44.3
Capital leases	3.7	.0
	37.3	44.3
Shareholders Equity	286.0	275.3
	$323.3	$319.6

OPLINK COMMUNICATIONS

Additional information about the merger and where to find it

Avanex Corporation has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's and Oplink's executive officers and directors in the Merger by reading the Form S-4 as filed with the SEC on April 9, 2002 and the joint proxy statement/prospectus when it becomes available.

OPLINK COMMUNICATIONS

OPLINK
COMMUNICATIONS

Lighting the way...

Thank You

...to the All-Optical Network